Compulsory Publication in accordance with Section 27 (3) Sentence 1 and Section 14 (3) Sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

Joint Opinion
(Gemeinsame Stellungnahme)
of the Executive Board and the Supervisory Board

of

Schering Aktiengesellschaft
Müllerstraße 178, 13353 Berlin, Germany

in accordance with Section 27 of the German Securities Acquisition and Takeover Act

concerning the Amendment published May 30, 2006 of the Voluntary Public Takeover Offer
(Cash Offer)

of

Dritte BV GmbH
Kaiser-Wilhelm-Allee 1, 51373 Leverkusen, Germany

to the Shareholders of Schering Aktiengesellschaft

Schering Shares: ISIN DE0007172009 / WKN 717200
Schering Shares Tendered for Sale: ISIN DE000A0H5Z83 / WKN A0H5Z8
Schering Shares Subsequently Tendered for Sale: ISIN DE000A0H5Z91 / WKN A0H5Z9
Schering American Depositary Shares: ISIN US8065852043 / CUSIP 806585204

On April 13, 2006, Dritte BV GmbH, Leverkusen, (the “Bidder”), published an offer document relating to the Bidder's voluntary public tender offer to the holders of shares in Schering Aktiengesellschaft, Berlin (the “Schering Securityholders”), for the acquisition of all ordinary bearer shares of Schering AG, including all Schering shares represented by Schering Aktiengesellschaft (“Schering AG” or the “Company”) American Depositary Shares (ADSs) evidenced by American Depositary Receipts, at a purchase price of EUR 86.00 per Schering share in cash (the “Offer”). The Bidder published an amendment to the Offer on May 30, 2006.

Pursuant to Section 27 (1) sentence 1 of the German Securities Acquisition and Takeover Act, the executive board and the supervisory board of Schering AG (the “Executive Board” and the “Supervisory Board”) must give a reasoned opinion concerning the Offer and each amendment to the Offer. On April 18, 2006, the Executive Board and the Supervisory Board issued a joint opinion concerning the voluntary public takeover offer (the “Opinion on the Offer”). Pursuant to § 27 (3) and § 14 (3) sentence 1 of the German Takeover Act, the Opinion on the Offer was published in the Internet at http://www.schering.de. Copies thereof may be obtained free of charge from 0800-900-7-600 (toll-free in Germany), 1-800-424-9001 (toll-free in the U.S.A.) and +1-800-424-9001 (this call will be charged when calling from other countries).

The English version of the Opinion on the Offer is included as an exhibit to the “Solicitation/Recommendation Statement” on Schedule 14D 9, which was filed by Schering AG with the U.S. Securities and Exchange Commission (“SEC”). Schering Securityholders may inspect the “Solicitation/Recommendation Statement” on Schedule 14D 9, including the exhibits, and other documents filed with the SEC free of charge on the SEC Web site at http://www.sec.gov. Copies of the Opinion on the Offer may be obtained free of charge from 0800-900-7-600 (toll-free in Germany), 1-800-424-9001 (toll-free in the U.S.A.) and +1-800-424-9001 (this call will be charged when calling from other countries). At the same time, the Opinion on the Offer has been published in the Internet on the Web page of Schering AG at http://www.schering.de.

The Executive Board and the Supervisory Board recommend that shareholders read the opinion on the amendment (the “Opinion on the Amendment”) together with the Opinion on the Offer. To the extent that the Opinion on the Offer is not explicitly changed or amended by this Opinion on the Amendment, the Opinion on the Offer published on April 18, 2006 is still in effect and reflects the information available at the time of publication and the Executive Board’s and the Supervisory Board’s analysis and intentions at that date.

I.	AMENDMENT OF THE OFFER

In section 6.1.6 of the offer document the Bidder has made the Offer subject to the condition that by the expiration of the acceptance period, no laws, regulations or official or judicial orders shall have been issued in the U.S.A., on the federal or state level, based on U.S. securities laws, or in the Federal Republic of Germany, that would prohibit or prevent the acquisition of the Schering Securities by the Bidder pursuant to the Offer or delay it beyond October 31, 2006.

In the amendment of the Offer, the Bidder waived the condition stated in section 6.1.6 of the offer document.

Due to the amendment of the Offer and pursuant to Section 21 (5) of the German Securities Acquisition and Takeover Act the acceptance period has been extended by two weeks until June 14, 2006, 24:00 local time Frankfurt am Main or June 14, 2006, 18:00 local time New York, USA.

The Bidder notes that a further amendment of the Offer, including an increase of the offer price or a reduction or waiver of the minimum acceptance threshold, cannot be initiated unilaterally by Bayer pursuant to Section 21 (6) of the German Securities Acquisition and Takeover Act.

Under the terms of the Offer and the U.S. securities laws, Schering Securityholders may withdraw their acceptances until the expiration of the Offer. Additionally, pursuant to Section 21 (4) of the German Securities Acquisition and Takeover Act, Schering Securityholders who accepted the Offer before publication of the amendment may withdraw from the contracts entered into as a result of the acceptance of the Offer until expiration of the acceptance period, in accordance with sections 14.3 through 14.5 of the offer document.

II.	OPINION OF THE MEMBERS OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD CONCERNING THE AMENDMENT OF THE OFFER

The Executive Board and the Supervisory Board of Schering AG recommended that Schering Securityholders accept the Offer. The considerations on which this recommendation was based are not affected by the amendment of the Offer. Therefore, the Executive Board and the Supervisory Board continue to recommend that Schering Securityholders accept the Offer. Reference is made to the Opinion on the Offer.

III.	INTENTIONS OF THE MEMBERS OF THE EXECUTIVE BOARD AND THE MEMBERS OF THE SUPERVISORY BOARD TO ACCEPT THE OFFER

Member of the Supervisory Board, Dr. rer. oec. Ulrich Sommer, has disclosed that he will not tender the Schering shares held of record by him into the Offer. Other than that the intentions of the members of the Executive Board and the Supervisory Board mentioned in section XI. of the Opinion on the Offer to accept the Offer for all of their Schering shares held of record or beneficially owned by them have not changed, and those members of the Executive Board and the Supervisory Board who already tendered their shares currently do not have the intention to execute their withdrawal rights.

Berlin, June 7, 2006

Schering AG

The Executive Board                                    The Supervisory Board

Attached to this opinion is the opinion of the Groups Works Council of Schering AG in accordance with Section 27 (2) of the German Takeover Act.

Exhibit (a)(11)

Opinion of the Group Works Council of Schering AG pursuant to Section 27 (2) of the German
Takeover Act on the Amendment of the Voluntary Public Offer of Dritte BV GmbH, Leverkusen, a
Subsidiary of Bayer AG, to the Shareholders of Schering AG

The Group Works Council of Schering AG has resolved to exercise its right pursuant Section 27 (2) of the German Takeover Act to issue a separate opinion on the amendment of the voluntary public offer of Dritte BV GmbH, Leverkusen, a subsidiary of Bayer AG, to the shareholders of Schering AG.

In accordance with the requirements set forth in Section 11 (2) sentence 2 no. 2 of the German Takeover Act, the offer document published on April 13, 2006 by Dritte BV GmbH, contains, inter alia, statements on the intention of the bidder regarding the future business activities of Schering AG, its registered seat and sites of the essential parts of business, the employees and their representative bodies as well as essential changes of the employment terms and conditions including any measures being planned in this regard.

The Group Works Council affirms its expectations as voiced in its opinion issued on April 18, 2006 with respect to the statements made by the bidder. The Group Works Council observes with great concern how Bayer AG proceeds with the planning of the integration. Pieces of information available to our employees regarding the first discussions between Bayer and Schering indicate that there will be drastic staff reductions, in particular concerning the administrative functions. A clear-cutting at these functions could not be reconciled with the promised fair and balanced reduction of staff. This situation has an increasingly negative impact on the working atmosphere.

Therefore, the Group Works Council expects

-	that the general promise concerning fair and balanced staff reductions will be substantiated and that dimensions regarding each site will be guaranteed for a time period of several years;
-	an abstention from terminations for business-related reasons in order to be able to organize staff reductions in a socially bearable manner;
-	that de-centralized service functions for the sites will be maintained to guarantee a close-to-customer service.

The members of the works councils need - at the latest at the time of the acquisition of a majority shareholding by Bayer AG - guarantees substantiating the general statements made in the offer document.

Berlin, June 7, 2006

Detlef Pfotenhauer
Chairman of the Group Works Council